Filed pursuant to Rule 424(b)(3)
Registration No. 333-127891

UNITED DEVELOPMENT FUNDING III, L.P.
SUPPLEMENT NO. 10 DATED JANUARY 16, 2009
TO THE PROSPECTUS DATED MAY 15, 2006

This Supplement No. 10 supplements, and should be read in conjunction with, the prospectus dated May 15, 2006, Supplement No. 6 dated April 29, 2008, Supplement No. 7 dated May 30, 2008, Supplement No. 8 dated September 4, 2008 and Supplement No. 9 dated December 10, 2008.  Supplement No. 6 superseded and replaced all prior supplements.  Unless otherwise defined in this Supplement No. 10, capitalized terms used have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe the following:

(1)           the status of the offering of units in United Development Funding III, L.P.; and

(2)	a revised risk factor regarding the homebuilding industry’s strategies in response to current adverse market conditions.

Status of the Offering

We commenced the initial public offering of our units of limited partnership interest on May 15, 2006.  As of January 16, 2009, we had accepted subscriptions and issued an aggregate of 15,404,207 units of limited partnership interest to limited partners, consisting of 14,993,282 units that have been issued to our limited partners in exchange for gross proceeds of approximately $299.5 million and another 410,925 units of limited partnership interest issued to limited partners in accordance with our distribution reinvestment plan in exchange for gross proceeds of $8.2 million.

Risk Factors

The following information supersedes and replaces in its entirety the risk factor, “The homebuilding industry’s strategies in response to the adverse conditions in the industry have had limited success, and the continued implementation of these and other strategies may not be successful” that was included in Supplement No. 9 to the prospectus, and should be read in conjunction with the discussion contained in the “Risk Factors — Risks Related to an Investment in United Development Funding III, L.P.” section which begins on page 21 of the prospectus:

The homebuilding industry’s strategies in response to the adverse conditions in the industry have had limited success, and the continued implementation of these and other strategies may not be successful.

Most homebuilders were focused in 2007 and 2008 on generating positive operating cash flow and reducing finished new home inventories, and  have done so in many cases by significantly reducing the new home prices and increasing the level of sales incentives.  Notwithstanding these sales strategies, homebuilders in 2008 continued to experience an elevated rate of sales contract cancellations.  We believe that the increase in the cancellation rate is largely due to a decrease in consumer confidence, due principally to the constant and negative national housing, financial industry, and economic news, and continued price declines and increases in the level of sales incentives for both new and existing homes in many markets.  A more restrictive mortgage lending environment and the inability of some buyers to sell their existing homes have also impacted cancellations.  Many of the factors that affect new sales and cancellation rates are beyond the control of the homebuilding industry.

A decrease in the number of new homes sold would increase the likelihood of defaults on our loans and, consequently, reduce our ability to pay distributions to our limited partners.  It is uncertain how long the reduction in sales and the increased level of cancellations will continue.